FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Monday, March 27, 2005 – JED Oil Inc. (AMEX: JDO) (“JED”) today announced financial results for the fourth quarter and year ended December 31, 2005.  During the fourth quarter of 2005, JED drilled 16 wells (9.2 net) with an average success rate of 93.75%.  To date in the first quarter of 2006, JED drilled 14 wells (9.3 net) with a 93% success rate.

2005 Compared to 2004 Highlights

•

Revenue rose 536% to over $9.6 million from $1.5 million;

•

Funds from operations increased 509% to approximately $5.2 million;

•

Net income rose to over $1.1 million from a loss of $8.5 million;

•

Average production increased over 400% to 631 boe/d from 126 boe/d;

•

Year-end exit production rate increased to 1,562 boe/d.

Summarized Financial and Operational Data
(in 000's except for volumes and per share amounts)
All financial results are in accordance with US GAAP
	Q4 ended Dec. 31	Q4 ended Dec. 31		Year ended Dec. 31	Year ended Dec. 31
	2005	2004	Change	2005	2004	Change
Production Information
Crude oil and natural gas liquids (bbls/d)	324	162	+100%	458	117	+291%
Natural gas (mcf/d)	1,636	134	+1121%	1,040	57	+1,725%
Oil equivalent (BOE/d)	596	184	+224%	631	126	+401%
Exit production rate (BOE/d)	1,562	725	+115%	1,562	725	+115%

Financial Information
Production revenue	$2,631	$553	+376%	$9,659	$1,519	+536%
Funds from operations	$1,220	($1,456)	+184%	$5,224	($1,276)	+509%
Fund from operations per share - basic (1)(2)	$0.08	($0.10)	+180%	$0.36	($0.12)	+400%
Fund from operations per share - diluted (1)(2)	$0.08	($0.10)	+180%	$0.34	($0.11)	+409%
Net income (loss)	($302)	($7,568)	+96%	$1,143	($8,546)	+113%
Net income (loss) per share - basic(1)	($0.02)	($0.53)	+96%	$0.08	($0.81)	+110%
Net income (loss) per share - diluted(1)	($0.02)	($0.53)	+96%	$0.07	($0.81)	+109%

Operating Information
Crude oil and natural gas liquids - $/bbl	$39.81	$32.39	+23%	$40.11	$33.28	+21%
Natural gas - $/mcf	$9.61	$5.67	+69%	$7.78	$5.09	+53%
Oil equivalent - $/BOE	$47.97	$32.59	+47%	$41.92	$33.07	+27%
Operating costs - $/BOE	$10.29	$10.87	-5%	$6.14	$5.27	+17%
Operating netbacks - $/BOE	$28.05	$19.75	+43%	$28.61	$21.31	+34%

(1) All per share information has been adjusted to reflect the 3-for-2 stock split effected on October 12, 2005.

(2) Funds from operations and funds from operations per share are non-GAAP measures and may not be comparable to the calculation measures from other entities.

(more)

JED Oil News Release

March 27, 2006

“We are aggressively ramping up our production,” stated Al Williams, President of JED.  “Our production was 725 boe/d at the beginning of the fourth quarter of 2005 and we exited the year at 1,562 boe/d.  A similar percentage increase is anticipated for the first quarter of 2006 as per previously announced guidance.”

As previously announced, JED is pursuing a merger with JMG Exploration, Inc. (PCX: JMG, JMG+) (“JMG”) in which JMG would merge with a wholly-owned subsidiary of JED in the U.S.  JMG's securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.  Both companies have formed independent Board committees and engaged financial advisors to perform fairness opinions with respect to this proposed transaction.

“No longer having any involvement with Enterra Energy Trust, I am looking forward to devoting 100% of my efforts on JED and the proposed merger with JMG,” added Reg Greenslade, Chairman of JED.  “We plan to update our 2006 first quarter exit production rate in early April and completing the merger in June.”

Boe's, or barrels of oil equivalent, may be misleading if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Conference Call

JED Oil will also host a conference call today at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman  (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com